UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010.
Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ________

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Purchase of own shares.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated September 20, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: September 20, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Transaction in Own Shares

Purchase of own shares

RNS Number : 9258S
CSR plc
20 September 2010

 20 September 2010
CSR plc ("CSR")

Purchase of own shares

On Friday 17 September 2010, CSR purchased 240,000 ordinary shares of 0.1p each at prices between 350.0p and 355.0p per share of which 240,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 440,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 184,251,448 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc
Will Gardiner, Chief Financial Officer
Scott Richardson Brown, Corporate Finance & IR Director            Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns                                                                               Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END

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